May 20, 2011

VIA EDGAR

Ms. Barbara C. Jacobs,

Assistant Director,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Skype S.à r.l.’s Request to Withdraw Registration Statement on
Form S-1 (File No. 333-168646)

Dear Ms. Jacobs:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Skype S.à r.l. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the Company’s Registration Statement on Form S-1 (File No. 333-168646) (the “Registration Statement”), including all exhibits filed therewith and all amendments thereto. The Registration Statement was originally filed on August 9, 2010.

The Company has determined not to pursue the sale of the securities covered by the Registration Statement. The Company confirms that the Registration Statement was not declared effective and no securities have been offered or sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Please do not hesitate to call me on (207) 475-5993 or David B. Rockwell of Sullivan & Cromwell LLP on +44 20 7959 8900 with any questions or comments concerning this letter.

Very truly yours,

/s/ Neal D. Goldman Neal D. Goldman

cc:	Jennifer Fugario

Craig Wilson

Jan Woo

(Securities and Exchange Commission)

Jonathan Chadwick

(Skype Global S.à r.l.)

Richard C. Morrissey

David B. Rockwell

(Sullivan & Cromwell LLP)

Kevin P. Kennedy

(Simpson Thacher & Bartlett LLP)